

 1702 Macy Drive
Roswell, GA 30076

 678-261-8605

 www.cbautogroupinc.com

Brac Greer
Board of Directors

Mr. Brac Greer has been in the automotive business for over 45 years. After graduating from Georgia Institute of Technology in 1962, Mr. Greer went to work with Ford Motor Company in the Atlanta regional sales office. He completed a 2-year tour with the US Army in Vietnam as an Ordnance officer.

After his service in the Army, Mr. Greer returned to the automotive business with Friendly Ford in Decatur, GA. This position jumpstarted his career on the retail end of the car business. Mr. Greer worked to climb the ladder in his field taking positions as a Salesman, Sales Manager, Service Manager, and eventually General Manager.

Mr. Greer owned a Ford dealership in Thomaston for several years before he sold it to return to Atlanta. From there he would spend the next 10 years managing several successful Ford dealerships in Atlanta and owned his own pre-owned dealership, Cobb Automotive Center.

In 1982, Mr. Greer was approached by Ford with an opportunity to re-open Friendly Ford after two bankruptcies in a two-year period. He took the opportunity and never looked back. Under the new name, Banner Ford, Mr. Greer owned one of the top dealerships in Atlanta for over 16 years. In 1998, He received an offer to sell, and sold Banner Ford under the idea of slowing down to spend more time with his family.

Mr. Greer began consulting for Ford Motor Company for several years throughout the southeast. However, he missed the action of owning a dealership. Therefore, he jumped at the opportunity to purchase a Lincoln/Dodge store in Panama City, FL. From there he would build a company after forming 2 meaningful partnerships that led to him becoming the owner of Panhandle Automotive. His company managed 4 very successful dealerships between Florida and Georgia.

Mr. Greer, along with his partner Leon Daggs, sold their interest in the Florida stores and took full control of their Ford store located in Albany, GA. he decided to sell the store in 2007 after it became extremely profitable and exceeded sales targets. Mr. Greer would later retire from the automotive business that same year.